

February 16, 2018

Mail Stop 4631

<u>Via E-Mail</u>
Capstone Systems Inc.
Mr. Xu Jiyuan
Chief Financial Officer
25/F, First Trade Building, 985 Dong Fang Road, Pudong Xinqu
Shanghai, China, 200000

> **Re: Capstone Systems Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2017**
> **Filed September 13, 2017**
> **File No. 333-207100**

Dear Mr. Jiyuan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2017

Report of the Independent Registered Public Accounting Firm, page F-1

1. Your auditors state that they audited the financial statements for the two years ended May 31, 2016. However, in the same opening paragraph your auditors state that they did not audit the financial statements for the year ended May 31, 2016, and make reference to other auditors. Please obtain a revised opinion from your auditors, and include it in an amendment to your Form 10-K to correct this discrepancy. If your auditors did not audit the financial statements for the fiscal year 2016, once you have obtained permission from your prior auditors, and a reissuance of the audit opinion, include the audit report from your prior auditors for the year ended May 31, 2016, in an amendment to your Form 10-K, pursuant to Rule 2-05 of Regulation S-X.

2. We understand from your disclosure in Note 11 that your financial statements for the fiscal year ended May 31, 2016, were restated. Please obtain, and include in an

amendment to your Form 10-K, a revised opinion from your auditors which includes an explanatory paragraph stating that the previously issued financial statements have been restated for the correction of a misstatement and makes reference to the disclosure of the correction of the misstatement in the footnotes to the financial statements. Refer to paragraphs 9-10 and 16-17 of AS 2820.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Tracie Mariner, Staff Accountant, at (202) 551- 3744 or, the undersigned Accounting Branch Chief at (202) 551-3355 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction